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Michael Schatzberg

Principal at Branded Strategic Hospitality

New York, New York

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 **Branded Strategic Hospitality**

 **Boston University**

 **See contact info**

 **500+ connections**

Connecting HOSPITALITY, TECHNOLOGY & CAPITAL Branded Strategic Hospitality is a solutions oriented company with a focus on connections, customers and capital that leverages it s ecosystem of NYC restaurants, hospitality expertise, and deep relationships to influence, redefine and evolve thi...

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Articles & activity

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Big Daddy's Global Expansion

 **Michael Schatzberg**
Published on LinkedIn

Big Daddy's opens the doors to their first location overseas in Dubai. For more information check out www.bigdaddysnyc.com/dubai   ...see more

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 **Let's talk third party delivery. The trickiest aspect of third-party...**
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Experience

Principal

Branded Strategic Hospitality

Jan 2014 – Present · 5 yrs 1 mo
New York

Branded Strategic Hospitality —connecting technology, hospitality and capital to startups in the hospitality space- solutions oriented, we leverage our vast ecosystem of NYC restaurants, hospitality expertise, and deep relationships to influence, redefine and evolve this exciting , ever changing and growing sector. We are subject matter experts in the hospitality technology and unique food and beverage space. - CONNECTIONS CUSTOMERS AND CAPITAL

Strategic Advisor

Harlem Blue Beer



Q Search



It's more than the way you walk. Or how you shake hands.
Being true to the City is an unspoken pledge to enjoy,
respect, defend, participate in, call bull**** when necessary,
and continually make better. Finding our best selves.... See more

Advisory Board

Munch Ado

Nov 2018 – Present · 3 mos
Greater New York City Area

Munch Ado is the all-in-one digital solution that drives growth for your restaurant.
We use the latest technologies and breakthrough storytelling techniques to bring prominence
to restaurants of all sizes.
Basically, we are your go-to digital solution for driving growth.

Advisory Board Member

Chowly, Inc.

Jul 2018 – Present · 7 mos
Greater Chicago Area

Streamline and integrate 3rd party delivery orders to your POS
In the ever-changing restaurant industry, Chowly delivers a constant:
online ordering integration satisfies hungry customers and allows your restaurant to shine.

Advisory Board

SoftPoint LLC

Sep 2018 – Present · 5 mos
Greater New York City Area

SoftPoint is a cloud-based technology company that has been producing software for, and
offering services to the hospitality industry for 30 years. We have over 100 commercial
applications grouped into four main solutions designed to manage all aspects of a business.
Data Point Ultimate Payment Experience... See more

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Education

Boston University
1985 – 1989
Activities and Societies: ZBT

Fashion Institute of Technology
Marketing
1990 – 1992

Millburn High School
1981 – 1985

Licenses & Certifications

New York Food Handlers



 

